Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom
Angela Connell Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington D.C. 20549-0408	Tel +44 (0)20 3088 0000 Fax +44 (0)20 3088 0088 Direct +44 (0)20 3088 2925 Adam.Kupitz@allenovery.com

October 15, 2008

Re:	Eksportfinans ASA
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 001-08427

Dear Ms. Connell:

By letter dated September 17, 2008, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to the annual report on Form 20-F of Eksportfinans ASA (the Company) filed on June 27, 2008.

For your convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below each comment.

Comment:

Item 3: Key Information

A. Selected Financial Data, page 10

1.	We note that you present selected financial data in accordance with IFRS for 2006 and 2007. Please note that General Instruction G(c) to Form 20-F requires you to present selected historical financial data in accordance with US GAAP for the five most recent financial years; however such US GAAP financial data may be omitted if you comply with the requirements of Item 3.A.1 of Form 20-F. Please tell us how you have complied with these requirements.

Response:

The Company believes that Item 3.A. of Form 20-F (specifically, Instruction 2 to Item 3.A.) provides that selected financial data based on the U.S. GAAP reconciliation is required only if an issuer prepares its primary financial statements using a basis of accounting other than IFRS as issued by the IASB. Therefore the Company believes that no U.S. GAAP information is required to be included in selected financial data for any periods.

This position was confirmed in Q&A 17 of the minutes for the Center for Audit Quality, International Practices Task Force, March 4, 2008, teleconference. Such Q&A is provided below for your convenience:

Q17. General Instruction G.(c) Selected Financial Data, which was not amended by the Release, requires selected financial data for 5 years in accordance with U.S. GAAP except if the issuer is otherwise permitted to omit selected financial data for either or both of the earliest two years of the five-year period pursuant to Item 3.A.1 of Form 20-F. Is a first-time adopter of IFRS required to present selected financial data in accordance with U.S. GAAP for those periods that are presented in accordance with IFRS as issued by the IASB and are not required to be reconciled to U.S. GAAP?

A. No. A first-time adopter is not required to present selected financial data in accordance with U.S. GAAP for those periods that are presented in accordance with IFRS as issued by the IASB and are not required to be reconciled to U.S. GAAP. First-time adopters of IFRS are permitted to follow the guidance in Item 3.A of Form 20-F, which does not require selected financial data on a U.S. GAAP basis when the financial statements are presented in conformity with IFRS as issued by the IASB.

The Company meets the requirements to omit the U.S. GAAP reconciliation from its audited IFRS financial statements; as a result, no selected financial data on a U.S. GAAP basis are required to be provided.

Comment:

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 35

2.	We note that you present the financial measure ‘Profit for the year excluding unrealized gains/(losses) on financial instruments’ in the table on page 38. Please tell us how you determined that this was not a prohibited non-GAAP financial measure under Item 10(e) of Regulation S-K. In addition, it is not clear where you have provided the disclosures required by Item 10(e)(1)(i) of Regulation S-K, as applicable. Please explain.

Response:

The Company concluded that the financial measure ‘Profit for the year excluding unrealized gains/(losses) on financial instruments’ included in the table on page 38 in the Results of Operations sub-section was not a prohibited non-GAAP financial measure under Item 10(e) of Regulation S-K based on the following four items:

First, the non-GAAP financial measure follows a presentation with greater prominence of the Company’s ‘Profit for the year’, the most directly comparable financial measure calculated and presented in accordance with IFRS.

Second, the reconciliation between the non-GAAP financial measure ‘Profit for the year excluding unrealized gains/(losses) on financial instruments’ with the most directly comparable IFRS financial measure ‘Profit for the year’ is presented in the table on page 38 in the Results of Operations subsection. The table provides readers with a clear identification of each reconciling item and a cross-reference to the financial statements.

Third, the Operating Results section discusses the reason the Company’s management believes that presentation of the non-GAAP financial measure provides useful information to investors. Consistent with the purpose of Item 5, the Company’s analysis is intended to help investors understand the changes in its financial condition from year to year ‘to the extent necessary for an understanding of the company’s business as a whole”. The Company therefore provides substantial discussion of the impact of market volatility on its operating results and the problems experienced with the decline in fair value of financial instruments. The Company points out that the ‘year-to-year variations are principally the result of gains and losses on investments and foreign currencies that reflect current market conditions” on page 35. The presentation of the non-GAAP financial measure illustrates to the readers the discussion and the related impact of market volatility, as stated by management on page 37 in the following sentence, which immediately precedes the table: ‘Other business activities preformed well in 2007, as can be illustrated by the table”.

Fourth, while the nature of the adjustments — unrealized gains/(losses) on financial instruments — is such that it is reasonably likely to recur, and there was a similar charge in the past year, the magnitude of such adjustments in 2007 required additional explanations to the Company’s investors. The presentation of the non-GAAP measure in the table on page 38 therefore emphasizes an issue that is deemed ‘unusual or infrequent event” in the then current market conditions and that is a significant factor contributing to the losses presented in the IFRS financial statements. As such, the measure does not focus investors’ attention away from the losses or from the broader discussion of the volatility and its effect on the Company more generally. The unusual and infrequent nature of such event further required the Company to enter into a special arrangement with its shareholders as disclosed under Item 8-B, Financial Information-Significant Changes and in Note 37, Subsequent Events to the financial statements.

The Company has noted the Staff comment and will consider enhancing its disclosures in accordance with Item 10(e) of Regulation S-K, to the extent the non-GAAP financial measure remains presented in future filings.

Comment:

Item 18. Financial Statements

First-Time Adoption of International Financial Reporting Standards (IFRS)

Application of IFRS 1 ‘First-time adoption of IFRS’, page 87

3.	We note that you did not adopt hedge accounting under IFRS. Please tell us how you applied the guidance in paragraphs 91 and 101 of IAS 39 to discontinue hedge accounting for those transactions that were previously designated as hedges under NGAAP. In addition, tell us the amount of any cumulative unrealized gains or losses from cash flow hedges previously recognized in other comprehensive income and the periods in which such unrealized gains or losses will affect profit or loss. Refer to paragraph 30 of IFRS 1.

Response:

On its transition to IFRS, the Company applied the requirements of IG 56 and IG 58A by classifying financial assets and liabilities that had been synthetically accounted for under Norwegian GAAP as assets and liabilities to be recorded at fair value through income. The re-measurement of the assets and liabilities as well as the derivatives to fair value was recorded in retained earnings at the transition date of January 1, 2006. It is also worth noting that none of the synthetic accounting applied by the Company was of a type that would be considered as a cash flow hedge under IAS 39.

Comment:

4. It is not clear how your disclosure provides sufficient detail to enable investors to understand the reasons for the adjustments. Your disclosures should include a description of the accounting policy previously applied under NGAAP and a description of the accounting policy applied under IFRS. Please explain the material adjustments made to your Income Statement and Statement of Financial Position to reflect the transition from NGAAP to IFRS as required by paragraph 40 of IFRS 1.

Response:

The disclosures containing the sufficient level of detail to enable investors to understand the reasons for the adjustments are provided in the IFRS Transition Report (the Report) furnished by the Company to the SEC on Form 6-K dated April 23, 2007. The Form 6-K states that “This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456”.

Because the Report was furnished to the Commission by EDGAR submission, is incorporated by reference into the Company’s Securities Act registration statements and relates therefore also to the Company’s Exchange Act filings, including the 2007 20-F, the Company has assumed Section 11 liability with regard to the Report. The Company therefore understands that repeating the disclosure in its 2007 Form 20-F will not be necessary.

Comment:

Note 4 — Fair Value of Financial Assets and Liabilities, page 96

5.	You disclose that you use various valuation models to determine the fair value of certain of your financial instruments. Please revise your future filings to provide more robust disclosure describing the models and assumptions used to determine the fair value of each class of financial instrument as required by paragraph 27(a) of IFRS 7. For example, for each class of financial asset or liability disclose the specific valuation models used, the significant inputs to these models that have the potential to most significantly impact the values determined, and the assumptions for those inputs for all periods presented.

Response:

The Company is currently in the process of enhancing fair value disclosures for the purpose of its future filings and will incorporate the Staff’s recommendations.

Comment:

6.	In addition to our comment above, please also revise your future filings to provide the disclosures required by paragraph 27(c) of IFRS 7 to the extent applicable.

Response:

The Company has disclosed the sensitivity of the fair value of all financial instruments to changes in both interest rates and credit spreads separately in Note 31.3 to the consolidated financial statements. As detailed in Note 4 to the consolidated financial statements although the valuation models use limited unobservable market inputs these are considered insignificant for the overall fair value calculations. The Company will enhance its disclosures in future filings, and state that fact or disclose the effect of those changes to the extent they become material.

* * * * *

Eksportfinans ASA acknowledges that:

•	Eksportfinans ASA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Eksportfinans ASA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Sincerely,

/s/ ADAM KUPITZ
Adam Kupitz